J. James Jenkins, Jr.
phone:   (615) 742-6236
fax:       (615) 742-2736
e-mail:  jjenkins@bassberry.com
BASS, BERRY & SIMS PLC
Attorneys at Law
A PROFESSIONAL LIMITED LIABILITY COMPANY
AmSouth Center
315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238-3001
(615) 742-6200

April 18, 2006
VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 6010

Re:	First Acceptance Corporation
Form 10-K for the fiscal year ended June 30, 2005
File No. 001-12117
Dear Mr. Rosenberg:
     On behalf of First Acceptance Corporation (the “Company”), I am writing in response to the comments contained in your letter dated March 21, 2006 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2005. I and a representative of the Company spoke with a member of the Securities and Exchange Commission staff regarding the Comment Letter on Monday, April 17, 2005. As discussed with the staff, the Company intends to respond to the Comment Letter on or before April 25, 2006.
     Please call me at (615) 742-6236 if you have any questions or concerns about the foregoing.
Respectfully submitted,
/s/ J. James Jenkins, Jr.
J. James Jenkins, Jr.

cc:	Ms. Ibolya Ignat (SEC, Division of Corporation Finance)
Mr. Oscar M. Young (SEC, Division of Corporation Finance)
Mr. Michael J. Bodayle (First Acceptance Corporation)

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